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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___to

Commission file number: 1-14445

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

(Title of the Plan)

Haverty Furniture Companies, Inc.
780 Johnson Ferry Road
Suite 800
Atlanta, Georgia 30342

(Name and address of the issuer of the securities held pursuant to the Plan)

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2004, consists of the audited financial statements of the Haverty Furniture Companies, Inc. Thrift Plan (the “Plan”) for the years ended December 31, 2004 and 2003, and the related schedule thereto as of December 31, 2004. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and, in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions.

HAVERTY FURNITURE COMPANIES, INC.
THRIFT PLAN

Exhibits:

23.1 Consent of Windham Brannon, P.C.

23.2 Consent of Ernst & Young LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Executive Compensation and Employee Benefits Committee of
Haverty Furniture Companies, Inc.

     We audited the accompanying statement of net assets available for benefits of Haverty Furniture Companies, Inc. Thrift Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

     Our audit was performed for the purpose of forming an opinion on the 2004 financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 financial statements taken as a whole.

/s/ Windham Brannon, P.C.
Atlanta, Georgia
June 10, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Executive Compensation and Employee Benefits Committee of
Haverty Furniture Companies, Inc.

We have audited the accompanying statement of net assets available for benefits of Haverty Furniture Companies, Inc. Thrift Plan as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Atlanta, Georgia
May 19, 2004

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003
ASSETS
Investments, at fair value	$58,331,629	$53,621,723
Dividends and interest receivable	—	205
Due from broker	—	85,863

Total Assets	58,331,629	53,707,791

NET ASSETS AVAILABLE FOR BENEFITS	$58,331,629	$53,707,791

The accompanying notes are an integral part of these financial statements.

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
Year Ended December 31, 2004

2004
ADDITIONS:
Investment Income:
Net change in fair value of investments	$4,919,046
Dividends on common stock	55,627

Total Investment Income	4,974,673

Contributions:
Employer	1,451,160
Participants	4,848,901

Total Contributions	6,300,061

Total Additions	11,274,734

DEDUCTIONS:
Benefit payments	(6,641,510)
Custodian expenses	(9,386)

Total Deductions	(6,650,896)

NET INCREASE	4,623,838

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	53,707,791

End of year	$58,331,629

The accompanying notes are an integral part of these financial statements.

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

1.      DESCRIPTION OF THE PLAN

     The Haverty Furniture Companies, Inc. Thrift Plan (the “Plan”) is sponsored by Haverty Furniture Companies, Inc. (the “Company” and “Plan Sponsor”). The Plan is a “qualified cash or deferred arrangement” plan under Section 401(k) of the Internal Revenue Code (the “Code”). The following description of the Plan provides only general information. Further information about the Plan is contained in the Plan document, copies of which are available at the Company’s Human Resources office.

     From January 1, 2003 through April 30, 2004, J.P. Morgan Chase Bank maintained the Plan’s assets under the terms of a trust agreement. Automatic Data Processing, Inc. Retirement Services provided record keeping services to the Plan during those dates. Effective May 1, 2004, First Trust Corporation maintains the Plan’s assets under the terms of a trust agreement. Swerdlin Co. provides record keeping services to the Plan.

Eligibility

     Company employees become eligible for participation in the Plan after they attain 21 years of age and complete 60 days of continuous, active employment. Plan entry dates are the first day of each month. An employee who is included in a unit of employees covered by a collective bargaining agreement is excluded from participating in the Plan unless provided in the written agreement.

Contributions

     Eligible employees are automatically enrolled into the Plan and pre-tax contributions are withheld at 2% of eligible compensation unless the employee elects not to contribute to the Plan. Eligible employees may elect to defer up to 100% of their compensation through payroll deductions, subject to statutory limitations. Participants age 50 and older may make additional catch-up contributions to the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company currently offers one money market fund, eight mutual funds, and the Company’s common stock. Participants may change their investment options on a daily basis.

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

     Effective April 7, 2003, restrictions were placed on purchases of Haverty Furniture Companies, Inc. common stock through the Plan via the Common Stock Fund (the “Fund”). The restrictions are as follows: 1) A maximum of one purchase transaction is allowed each thirty-day period; 2) Sell transactions are allowed each day, but sales out of the Fund may not exceed $50,000 in a single day; 3) The Fund cannot exceed 30% of a participant’s total account balance, or a maximum of $50,000; 4) Participants whose Fund balances currently exceed $50,000 or 30% of their total account balance must reduce their holdings; and 5) Section 16(b) reporting officers and regional managers will be prohibited from investing in the Fund.

     The Company matches employee contributions at the rate of 50% for all contributions up to and including 2%, and 25% for all contributions between 3% and 6% of each participant’s annual compensation. Additional amounts may be contributed at the option of the Company’s Board of Directors. No such additional amounts were elected to be contributed in 2004 or 2003. The Company’s matching contributions will be allocated to the participant’s directed accounts.

Participant Accounts

     Each participant’s account is credited with the participant’s contribution rollovers, the Company’s contribution, and earnings on the investments in their accounts.

Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus actual earnings thereon is based on the number of years of service with the Company. A participant is vested after five years of credited service.

     Forfeitures of employer contributions are used to offset employer-matching contributions for the same and/or future Plan years. Forfeited non-vested accounts of approximately $92,600 and $86,600 were used to reduce employer contributions during the years ended December 31, 2004 and 2003, respectively.

Payment of Benefits

     All amounts credited to a participant’s accounts are distributed with no forfeiture upon termination of employment for death, total disability, retirement at age 65, or after completion of five or more years of service.

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

     The participant may elect to receive the portion of his/her account that is invested in Haverty Furniture Companies, Inc. Common Stock in cash, in whole shares of stock, or a combination of the two. All other investments are paid in a cash lump sum.

     Participants are eligible to receive hardship withdrawals when certain conditions are met.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

     The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Contributions

     Contributions are considered payable to the Plan upon the withholding of such contributions from the participant’s paycheck.

Investment Valuation

     The Plan’s investments in mutual funds, money market funds and Haverty Furniture Companies, Inc. common stock are stated at fair value based on quoted market prices.

Investment Income

     Net change in fair value of investments include realized and unrealized gains and losses on investments and interest and dividends on mutual funds. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

Payment of Benefits

     Benefits are recorded when paid.

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

Administrative Expenses

     The Plan Sponsor paid all administrative expenses of the Plan during 2004 and 2003.

3.      INVESTMENTS

     The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2004	2003
Federated Short-Term U.S. Government Fund	$3,225,053	$4,043,683
Dodge & Cox Balanced Fund	18,898,240	15,049,215
Fidelity Magellan Fund	10,545,404	10,797,644
Lord Abbett Affiliated Fund	6,699,247	5,776,102
T. Rowe Small Cap Stock Fund	3,221,892
Vanguard S&P 500 Index Fund		7,960,025
Vanguard Institutional Index Fund	8,264,803
Haverty Furniture Companies, Inc. Common Stock	3,673,793	4,839,823

     The Plan’s investments (including investments purchased, sold as well as held during the year appreciated in fair value as determined by quoted market prices as follows:

2004
Mutual funds	$4,792,911
Haverty Furniture Companies, Inc. Common Stock	126,135

$4,919,046

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

4.      INCOME TAX STATUS

     The Plan has received a determination letter from the Internal Revenue Service dated January 16, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5.      TRANSACTIONS WITH PARTIES-IN-INTEREST

     At December 31, 2004 and 2003, the Plan held 193,177 and 243,697 shares of Haverty Furniture Companies, Inc. Common Stock, respectively. The fair value of this stock at December 31, 2004 and 2003 was $3,673,793 and $4,839,823, respectively. During 2004 and 2003, the Plan received $55,627 and $66,788, respectively, in dividends on Haverty Furniture Companies, Inc. Common Stock.

6.      PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Supplemental Schedule

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2004

	(b) Identity of Issue, Borrower,	(c) Description	(e)
(a)	Lessor or Similar Party	of Investments	Current Value
*	First Trust Corporation	Money Market Fund	$164,533
	Federated Short-Term U.S. Government Fund	Mutual Fund	3,225,053
	Federated U.S. Government Security Fund	Mutual Fund	2,007,947
	Dodge & Cox Balanced Fund	Mutual Fund	18,898,240
	Fidelity Magellan Fund	Mutual Fund	10,545,405
	Lord Abbett Affiliated Fund	Mutual Fund	6,699,248
	T. Rowe Price Small Cap Stock Fund	Mutual Fund	3,221,892
	American Funds Europacific Growth	Mutual Fund	1,630,715
	Vanguard Institutional Index Fund	Mutual Fund	8,264,803
*	Haverty Furniture Companies, Inc.	Common Stock	3,673,793

			$58,331,629

* Indicates a party-in-interest to the Plan.

Note: Column (d) has not been presented as that information is not required.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

	By:	HAVERTY FURNITURE COMPANIES, INC.

	By:	/s/ Bonnie A. Webb

Bonnie A. Webb Assistant Vice President, Human Resources
Date: June 29, 2005